Future Reserves and Income Attributable to Nettles Leasehold and Royalty Interests In

Monroe County, Alabama SEC Parameters

As of November 2, 2020

\s\ Joseph V.

 Rochefort  Joseph V. Rochefort QRE

CPG # 3358; CGP #

90

QRE CT51-101

President

NOVA RESOURCE INCORPORATED

Texas Corporation 01605143-00

NOVA RESOURCE INCORPORATED PETROLEUM CONSULTANTS

P. 0. Box 743324, Dallas, Texas 75374 Fax (972) 530-3930

Tel. (214) 543-6148

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Gentlemen:

At the request of Central Operating (Central), Nova Resource, Inc.(Nova) has conducted it's own "Certified SEC Reserves Analysis and Valuation Study and Report" of the proven reserves of the oil and gas properties known as Central's Nettle Leases located in Monroe County Alabama using information and data that has been supplied to Nova by Central, information that has recently become available, and information available from commercial data sources and analyses ' that have been performed by Nova regarding the calculated economically recoverable oil and gas reserves as of and that are based upon and conform to the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). Our Certified SEC Reserves and Valuation Report presented here, is prepared for public disclosure by Central in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations The reserves shown herein represent Nova's estimated net reserves attributable to the leasehold and royalty interests owned or controlled by Central in the referenced properties as represented on November 1, 2020. The report generated by Nova Resource Incorporated is Nova's estimate of reserves of such properties located in Monroe County, Alabama and otherwise known as Central's Nettle Leases and Properties (the "Properties").

The report and properties referred to herein and estimated by Nova Resource, Inc., assume 95 % ownership of 100 % Working Interest of the Properties and 79 % Net Revenue Interests in the leases. Accordingly 100 % of Central's total net oil and/or natural gas hydrocarbons reserves (including 95% Working Interests in 100 % Mineral Interests aka 79 % Net Revenue Interests plus Central's drilling and completion costs plus Central's Lease Operating Expenses plus Central's Ad Valorem Taxes plus Central's Severance Taxes) of the Properties are used to calculate Central's Net recoverable oil and gas and their value as shown in this report.

Based upon Nova's study of the properties Nova hereby certifies that the representations herein are Nova's Certified SEC Reserves and Valuation Calculations and that these calculations conform to all present SEC requirements and regulations and definitions and may be used by Central in public disclosure.

Based upon Nova's review, including the data, technical processes and interpretations, it is Nova's opinion that the overall procedures and methodologies utilized by Nova's staff in preparing their estimates of the proved reserves, future production and discounted future net income comply with the current SEC regulations and that the overall proved reserves of future production and discounted future net income for the report and properties as estimated by Nova are, in the aggregate, reasonable within SEC guidelines.

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The estimated reserves and future net income amounts presented by Nova are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based upon the average prices during the trailing 12-month period prior as determined as unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements, as required by SEC regulations. The actual future prices may vary significantly from these prices and therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in the report. The net reserves as estimated by Nova attributable to the Properties as shown in this report are summarized as follows:

SEC PARAMETERS

Estimated Net Reserves

Certain Leasehold and Royalty Interests Central' s Nettle and Surrounding Leases of Monroe County, Alabama

"Net"

Developed"Net" Non-

"Net" Total

ProducingProducingUndevelopedProved

Net Reserves of Properties
Gas-MCF)0	0	0	0	0
Oil/Condensate-Bbls85,623	0		1,643,607	1,729,230
Future Net After Payout Cash Inflows$3,321,435	0		$68,477,791	$ 71,799,226
Future Drilling Development 5 PUD Wells at 80 acre spacing0	0		$ 9,000,000	$ 9,000,000
SEC -10% ($)
NPV-10% Value Oil After drilling Capex pay out $ 1,357,228	0		$32,617,406	$ 33,974,634

Liquid hydrocarbons are expressed in thousands of standard 42 gallon barrels (Barrels). All gas volumes are reported on as "as sold basis" expressed in thousands of cubic feet (MCF) at the official temperature and pressure bases of the areas in which the gas reserves are located. In

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the report all oil volumes are reported on an "as sold basis" expressed in Barrels at the official temperature and volume bases of the areas in which the oil reserves are located. All discounted future net income/present value data are expressed as U.S. dollars ($). AU values are based upon PADD3 Gulf Coast pricing.

The estimates of reserves, future production and income attributable to properties in this report were prepared using economic software from the SPE ex-presidents What-IF2 Petroleum Economics Evaluation Software. Nova has found this program to be generally acceptable by industry and reserves analysis in the United States, but notes that certain summaries and calculations may vary due to rounding and may not exactly match the sum of the properties being summarized. Furthermore, one line economic summaries may vary from the more detailed cash flow projections of the same properties, also due to rounding. The rounding differences are not considered material.

The future revenue/present value is after the deduction of production taxes.  The deductions incorporate the normal direct costs of operating the wells aka Lease Operating Expenses (LOE), ad valorem taxes, recompletion costs and development costs.  The future income present value is before the deduction of state and federal income taxes and after Ad Valorem and Severance taxes and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. Liquid hydrocarbon reserves account for approximately 100 % of the estimated revenue from proved reserves and natural gas reserves account for approximately 0 % of the estimated revenue from proved reserves.

The discounted present value shown above is calculated using a discount rate of 10 percent per annum compounded annually.

The results shown above are presented for information purposes only and should not be construed as the estimate of fair market value.

Reserves Included in the Report

In Nova's opinion, the procedures and methodologies used by Nova's staff to determine the proved un-developed reserves conform to the definitions as set forth in the Securities and Exchange Commission's Regulations Part 210.4-l0(a). An abridged version of the SEC reserves definitions from 210.4-lO(a) entitled "Petroleum Reserves Definitions" is included as an attachment to the report.

The various proved reserve status categories are defined under the attachment entitled "Petroleum Reserves Definitions" in this report. The Proved Un-Developed reserves are for five

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(5)wells remaining to be drilled with reasonable certainty to by likely to produce similar volumes of reserves as producing wells given the identical economic conditions that exist.

No attempt was made to quantify or otherwise account for any accumulated imbalances that may exist. Gas volumes included herein do not attribute gas consumed in operations as reserves.

Reserves are those estimated remaining quantities of oil and gas and related substances that are anticipated to be economically producible, as of a given date, from known accumulations by application of defined conditions. All reserve estimates involve and assessment of the uncertainty relating to the likelihood that the actual remaining quantities recovered will be greater or less that the estimated quantities dete1mined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of the data. No site visit was performed to confirm the accuracy or completeness of data supplied by Central and Nova has relied upon Central' s statements, without audit, that all data supplied by Central are accurate and complete. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. At Central' s request, only proved reserves attributable to the properties were reviewed.

Proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward. The proved reserves were estimated using deterministic methods. If deterministic methods are used, the SEC has defined reasonable certainty for proved reserves as a "high degree of confidence that the quantities will be recovered."

Proved reserve estimates will generally be revised only as additional geologic or engineering data become available, or as economic conditions change. For proved reserves, the SEC states that "as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease." Moreover, estimates of proved reserves may be revised as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. Therefore, the proved reserves are estimates only and should not be construed as being exact quantities, and if recovered, the revenues there from, and the actual costs related thereto, could be more or less than the estimated amounts.

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Audit Data, Methodology, Procedure and Assumptions

The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with definitions set forth by the Securities and Exchange Commission Regulations Part 210.4-lO(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods; (2) volumetric based methods; and (3) analogy. These methods may be used singularly or in combination by the reserve evaluator in the process of estimating the quantities of reserves.

Reserve evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount or reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated and the stage of development or producing maturity of the property.

In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator. When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves. If the reserve quantities are estimated using the deterministic incremental method, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserve category assigned by the evaluator. Therefore, it is the categorization of reserve quantities as proved, probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported. For proved reserves, uncertainty is defined by the SEC as reasonable certainty wherein the "quantities actually recovered are much more likely than not to be achieved." This report referred only to proved net reserve estimates made by Nova Resource, Inc. The SEC states that "probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are likely as not to be recovered." The SEC states that "possible reserves are those additional reserves that are less certain to be recovered than probable reserves and the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves." All quantities of reserves within the same reserve category must meet the SEC definitions as noted above.

Estimates of reserves quantities and their associated reserve categories may be revised in the future as additional geoscience or engineering data become available. Furthermore, estimates of reserves quantities and their associated reserve categories may also be revised due to factors such as changes in economic conditions, results on future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted.

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Operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include, but may not be limited to, matters relating to land tenure and leasing, the legal rights to produce hydrocarbons including the granting, extension or termination of production sharing contracts, the fiscal terms of various production sharing contracts, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of proved reserves actually recovered and amounts of proved income actually received to differ significantly from the estimated quantities.

The proved reserves for the properties as calculated and that were estimated by Nova were estimated by performance methods, the volumetric method, analogy, or a combination of methods utilizing the present economic conditions and limited to those proved reserves economically recoverable. The performance methods include, but may not be limited to, decline curve analysis that utilized extrapolations of historical production and pressure data available as stated elsewhere in this report, in those cases where such data were considered to be definitive. The data utilized in the analysis were furnished to Nova's staff from Central and from using commercial and private sources and were considered sufficient for the purpose.

The proved un-developed reserves were estimated primarily by the performance of existing wells and historical extrapolation methods. The data utilized were considered sufficient for the purpose.

As stated previously, proved reserves must be anticipated to be producible from a given date forward based upon existing economic conditions including prices and costs at which producibility from a reservoir is to be determined. Nova has reviewed certain primary economic data utilized in the area from identical reservoirs relating to hydrocarbon prices and costs.

The hydrocarbon prices and costs determined for the properties are based upon SEC required trailing twelve month averages of prices for the first of each month, unless prices were defined by contractual arrangements and cost based upon existing costs. For hydrocarbon products sold under contract, the contract prices, including fixed and determinable escalations exclusive of inflation adjustments, were used by Nova until expiration of the contract.

The product prices which were actually used by Nova to determine the future gross revenue for each property reflect any known adjustments to the prices for gravity, quality, local conditions, gathering and transportation fees, and/or distance from market, referred to as the "differentials" and discounted by approximately 15 % to account for pricing variations regionally from similar reservoir wells.

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In addition, the table below summarizes the volume weighted benchmark Trailing twelve month (TTM) prices adjusted for differentials and referred to herein as the "TTM prices." The data shown is presented in accordance with SEC disclosure requirements.

Geographic Area	Product	TTM Average
PADD3 (Gulf Coast)	Oil	$45.66/Bbl
PADD3 (Gulf Coast)	Gas	$2.51/MCF

The effect of derivative instruments designated as price hedges of oil and gas quantities are not reflected in Nova's individual property evaluations.

Operating costs are based on the operating expense reports supplied by Central and include only costs directly applicable to the leases or wells or operations thereof. The operating costs include a portion of general and administrative costs allocated directly to the lease and wells. The operating costs furnished were accepted as factual data and determined to be reasonable; however, Nova has not conducted an independent verification of the data supplied by the Central. No deductions were made for loan repayments, interests expenses, or exploration and development prepayments that were not charged directly to the leases or wells.

Development costs furnished by the operator are based upon authorizations for expenditures for the proposed work or actual costs for similar projects. The development costs were accepted as factual and reasonable; however, we have not conducted an independent verification of the data supplied by the operator. Nova's estimate of zero abandonment costs after salvage value for the onshore properties were accepted without independent verification. Nova has estimated that abandonment costs should match the salvage value and therefore should equal zero after salvage; however, Nova makes no warranty for this or for its estimation of abandonment estimates.

No consideration was given in this report to potential environmental liabilities that may exist nor were costs included for potential liabilities to restore and clean up damages, if any, caused by past operating practices.

The proved undeveloped reserves for the properties estimated by Nova have been incorporated herein in accordance with Central' s plans to develop these reserves. The implementation of Central's development plans as presented to Nova are subject to the approval process adopted by Central's management and funding sources. As a result of Nova's inquires during the course of Nova's review of Central' s plans, Central has informed Nova that the

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development activities for the properties reviewed have been subjected to and received the internal approvals required by Central's management at the appropriate local, regional and/or corporate level. In addition to the internal approvals as noted, certain development activities may still be subject to specific partner AFE processes, Joint Operating Agreements (JOA) requirements or other administrative approvals external to Central. Additionally, Central has informed Nova that they are not aware of any legal, regulatory, political or economic obstacles that would significantly alter their plans to develop the properties.

The costs and parameters used were held constant throughout the life of the properties.

To estimate economically recoverable proved oil and gas reserves and related future net cash flow and present values, Nova considers many factors and assumptions including, but not limited to, the use of reservoir and reserve and production parameters derived from geological, geophysical and engineering data that cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecast of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including prices and costs at which economic producibility from a reservoir is to be determined. While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from those under existing economic conditions, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Nova's forecasts for future production rates are based on historical performance from wells currently on production in the region with an economic cut-off for production being based upon the projected net revenue being equal to the projected operating expenses. No further reserves or valuation were given to any wells beyond their economic cut-off. Where no production decline trends have been established by Nova due to the limited historical production records from wells on the properties, surrounding well's historical production records have been used and extrapolated to wells of the property. Where applicable the actual calculated present decline rate of any well is used to determine future production volumes to be economically recovered. The calculated present rate of decline was then applied by Nova to determine the present economic life of the production from the reservoir.

Test data and other related information were used by Nova to estimate the anticipated initial production rates from those wells or locations that are not currently producing.  For reserves not yet on production, sales were estimated to commence at an anticipated future date. Wells or locations that are not currently producing may or may not start producing earlier or later than anticipated by Central and thus estimates due to unforeseen factors causing such changes may occur. Such factors may include, but not limited to, further interpretation, delays due to weather, the availability of rigs, the sequence of drilling, completing and/or recompleting wells and/or constraints set by regulatory bodies.

Estimated production rates from wells from locations that are not currently producing

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may change due to, but not limited to, reservoir performance, operating conditions, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables, prices, or other constraints which may be set by regulatory bodies. '

Operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include, but not be limited to, matters relating to land tenure and leasing, the legal rights to produce hydrocarbons, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax which may be subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of proved reserves and amounts of income to differ significantly from the estimated quantities.

The estimates of proved reserves were based upon Nova's study of the properties and data supplied by commercial sources and Central's operators in the area; however, Nova has not made any detailed field examination of the properties. No consideration was given to potential environmental liabilities that may exist nor were any costs included for potential liabilities to restore and clean up damages, if any, caused by past or projected operating practices.

Certain technical personnel of Nova are responsible for the preparation of reserve estimates on properties and for the preparation of revised estimates, when necessary, on old properties. These personnel assembled the necessary data and maintained the data and work papers in an orderly manner. We consulted with Nova's technical personnel and had access to their work papers and supporting data.

Central has informed Nova that they have furnished Nova all of the material accounts, records, geological and engineering data, reports and other data in their possession. In performing Nova's forecast of the estimated future proved reserves, production and income, Nova has relied upon the data furnished to its own in-house staff and other sources, commercially available sources of data and information, and by Central with respect to property development plans, and or its own production and well tests from examined wells, reported direct costs of operating the wells or leases, other costs including ad valorem and production taxes, recompletion and development costs, abandonment costs after salvage, product prices based upon SEC requirements, geological and engineering data, etc. Nova reviewed such data for its reasonableness; however, Nova has not conducted an independent verification of Central 's or the operator's supplied data. In summary, Nova considers the assumptions, data, methods and analytical procedures used by Nova to be appropriate for the purpose hereof, and Nova has used al] such methods and procedures that Nova considers necessary and appropriate under the

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circumstances to render the conclusions as stated. Nova considers the supplied data used in this report appropriate and sufficient for the purpose of preparing the estimation of reserves and future net revenue herein.

Future Production Rates

For wells currently on production, Nova' s forecasts of future production rates are based on historical performance data. Adjustments for the effects of curtailment where appropriate, were used until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to economic depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates from proven un-developed wells.

Offset analogies and other related information were used to estimate the anticipated initial production rates for those wells or locations that are not currently producing. For reserves not yet on production, sales were estimated to commence on an anticipated date furnished by the operator. Wells or locations that are not currently producing may start producing earlier or later than anticipated in Nova' s estimates due to unforeseen factors causing a change in the timing of initial production. Such factors may include delays due to weather, the availability of rigs, the sequence of drilling, completions and/or recompletion of wells and/or constraints set by regulatory bodies.

The future production rates from wells currently in production or wells or locations that are not currently producing may be  more or less than estimated  because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities or subsurface conditions, compression and artificial lift, pipeline capacity and/or transportation capacity and/or operating conditions, producing market demand and/or allowables or other constraints set by regulatory bodies.

Audit Opinion

Based on Nova's study, including data, technical processes and methodologies presented by Central and the operator, it is Nova' s opinion that the overall procedures and mythologies utilized by Nova in preparing this estimate of the proved reserves, future production and discounted future net income comply with current SEC regulations and that the overall proved reserves, future production and discounted future net income for the reviewed properties as estimated are, in the aggregate, reasonable within established audit guidelines.

Independent and Professional Qualifications

Neither Nova nor its employees own any interest in the leases.

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Nova is a certified petroleum geological, geophysical and professional petroleum engineering consulting firm that has been providing petroleum-consulting services throughout the world for over thirty years. Nova is an employee-owned incorporated firm and maintains offices in Dallas, Texas U.S.A. We have numerous petroleum engineers and certified petroleum geologists and geophysicists and certified licenses operator personnel as members of our staff as well as many outside associated operators. By virtue of our size and scope of worldwide activity and services and the large number of clients for which we provide services, no single client or job represents a material portion of Nova' s annual revenue. Neither Nova nor its employees nor staff serve as officers or directors of any client's privately or publicly traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients.

Nova actively participates in industry-related professional societies and organizations and has been performing reserves evaluations according to SEC regulation for over twenty-five years for both major oil and gas corporations as well as mid-size and small independent oil and gas companies worldwide. Many of our staff have authored or co-authored technical papers and reports on the subject of reserves related topics.

Nova staff engineers, geologists, geophysicists and operating personnel are required to receive the appropriate professional accreditation in the form of registered or certified professional engineer's license or a registered or certified professional geoscientist's credentials from an appropriate governmental authority or from the recognized self-regulating professional organization or regulatory operating body.

The results of our evaluation and valuation, presented herein, are based on technical reviews and analysis by teams of geoscientists and engineers from Nova. The professional qualifications of the undersigned, the technical person primarily responsible for overseeing, reviewing and approving the review of the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

The results of our reserves analysis and valuation study, the report, presented in report summary form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Central.

We have provided Central with a digital version of the original signed copy of this certified SEC reserves analysis and valuation report summary letter. In the event there are any differences between the digital version included in filings made by Central and the original signed letter, the original signed letter shall control and supersede the digital version.

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The data and work papers used in the preparation, study, analysis and valuation report are available for examination by authorized parties in Nova's offices. Please contact Nova if we can be of further service.

Respectfully,

Nova Resource, Inc.

\s\ Joseph V. Rochefort-President CPG # 3358, CGP, # 90,

QRE CTSl-101; SIPES# 1901

THIS

SPACE

LEFT

BLANK

INTENTIONALLY

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Professional Qualifications of Primary Technical Person

The conclusions presented in this report are the result of technical analysis conducted by a team of geoscientists and engineers from Nova Resource, Inc. Joseph V. Rochefort was the primary technical person responsible for overseeing the review of the estimate of reserves, future production and income.

Mr. Rochefort, the president of Nova Resource, Inc. (Nova) is responsible for coordinating and supervising staff and consultants of the company in ongoing reservoir evaluation studies worldwide. Before forming Nova, Mr. Rochefort served in a number of technical and managerial positions with Exxon, Sun, Arco, and Mobil, now ExxonMobil. Mr. Rochefort's resume is available for review.

Mr. Rochefort graduated from both Texas Christian University and from Texas Tech University with BS degrees in geology and physics and Master's degrees in international relations. Mr. Rochefort achieved his over thirty years of expertise in technical and managerial responsibilities in oil and gas reserves and reservoirs evaluation and has attained Certification as a Professional Petroleum Geologist# 3358, a Professional Petroleum Geophysicist# 90, and as a Qualified Reserves Evaluator under authority of CT5l-101 and is independent as shown by membership in SIPES with registration number# 1901. Mr. Rochefort has been designated an expert witness regarding oil and gas reserves evaluation in several judicial cases. Mr. Rochefort has written several internal guidelines regarding oil and gas reserves evaluations and has co authored several technical articles and one book regarding hydrocarbon accumulations. Mr. Rochefort maintains his expertise in oil and gas reserves analysis by attending continuing education courses of at least 16 hours per year. Mr. Rochefort has created an internally generated course for staff pertaining to the formalized training related to the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register. Mr. Rochefort has attended several training classes covering such topics as reservoir engineering, geoscience and petroleum economics evaluation methods, procedures, software and ethics to maintain his expertise as a Qualified Reserves Evaluator. Mr. Rochefort has been recognized by the SEC as a Qualified Reserves Evaluator for over 17 years.

Based upon his educational background, professional training and more than 30 years of experience in the estimation and evaluation and generation of reserves evaluation analyses of petroleum reserves, Mr. Rochefort has attained the professional qualifications and expertise as a Reserves Estimator and Reserves Auditor as set forth in Article III of  the "Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information"  promulgated  by the Society of Petroleum Engineers and as a Qualified Reserves Evaluator under authority of CT5l- 101.

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PETROLEUM RESERVES DEFINITIONS

As Adapted From:

RULE 4-lO(a) of REGULATION S-XPART 210

UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC) PREAMBLE

On January 14, 2009, the United States Securities and Exchange Commission (SEC)

published the "Modernization of Oil and Gas Reporting: Final Rule" in the Federal Register of National Archives and Records Administration (NARA). The "Modernization of Oil and Gas Reporting: Final Rule" includes revisions and additions to the definition section of Rule 4-10 of Regulation S-X, revisions and additions to the oil and gas reporting requirements in Regulation S-K, and amends and codifies Industry Guide 2 in Regulation S-K. The Modernization of Oil and Gas Reporting; Final Rule", including all references to Regulation S-X and Regulation S-K, shall be referred to herein collectively as the "SEC regulations". The SEC regulations take effect for all filings made with the United States Securities and Exchange Commission as of December 31, 2009, or after January 1, 2010. Reference should be made to the full text under Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-lO(a) for complete definitions (direct passages excerpts in part or wholly from the aforementioned SEC document are incorporated herein in italics).

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. All reserves estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. Under SEC regulations as of December 31, 2009, or after January 1, 2010, a company may optionally disclose estimated quantities of probable or possible oil and gas reserves in documents publicly filed with the SEC. The SEC regulations continue to prohibit disclosure of estimates of oil and gas resources other than reserves and any estimated values of such resources in any document publicly filed with the SEC unless such information is required to be disclosed in the document by foreign or state law as noted in 229.1202 Instruction to item

1202.

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Reserves estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change.

Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, natural gas cycling, waterflooding, thermal methods, chemical and/or biological methods, and the use of miscible and immiscible displacement fluids as well as other methods.

Reserves may be attributed to either conventional or unconventional petroleum accumulations. Petroleum accumulations are considered as to be either conventional or unconventional based on the nature of their in-place characteristics, extraction method applied, or degree of processing prior to sale. Examples of unconventional petroleum accumulations include coalbed or coal seam methane (CBM/CSM), basin-centered gas, shale gas, gas hydrates, natural bitumen and oil shale deposits. These unconventional accumulations may require specialized extraction technology and/or significant processing prior to sale.

Reserves do not include quantities of petroleum being held in inventory.

Because of the differences in uncertainty, caution should be exercised when aggregating quantities of petroleum from different reserves categories.

RESERVES (SEC DEFINITIONS)

The Securities and Exchange Commission Regulation S-X 210.4-10(a)(26) defines reserves as follows:

Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. IN addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and.financing required to implement the project.

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs Isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from known accumulation by a non-productive reservoir (ie. absence of reservoir, structurally low reservoir, or negative test result/!>). Such areas may contain prospective resources (je. potentially recoverable resources from undiscovered accumulations).

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PROVED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X 210.4-10(a)(22) defines proved oil and gas reserves as follows:

Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible - from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations -   prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i)The area of the reservoir considered as proved includes:

(A)The area identified by drilling and limited by fluid contacts, if any, and

(BJ Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil and gas on the basis of available geoscience and engineering data

(ii)In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii)Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv)Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A)Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering

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analysisonwhichtheprojectorprogramwasbased;and

(BJThe project has been approved for development by all necessary parties and entities, including governmental entities.

(iv)Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-of-the month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

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RESERVES STATUS DEFINITIONS AND GUIDELINES

As Adapted From:

RULE 4-lO(a) of REGULATION S-X PART 210

UNITED STATES SECURITIES AND EXCHANGE COMMISSION (sec)

And

PETROLEUM RESOURCES MANAGEMENT SYSTEM (SPE-PRMS)

Sponsored and Approved by: SOCIETY OF PETROLEUM ENGINEERS (SPE)

WORLD PETROLEUM COUNCIL (WPC)

AMERICAN ASSOCIATION OF PETROLEUM GEOLOGISTS (AAPG) SOCIETY OF PETROLEUM EVALUATION ENGINEERS (SPEE)

Reserves status categories define the development and producing status of wells and reservoirs. Reference should be made to Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-l0(a) and SPE PRMS as the following reserves status definitions are based on excerpts from the original documents (direct passages excerpted from the aforementioned SEC and SPE-PRMS documents are denoted in italics herein).

DEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulations S-X 210.4-10(a)(6) defines developed oil and gas reserves as follows:

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i)Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii)Through installed extraction equipment and infrastructure operational at the time or the reserves estimate if the extraction is by means not involving a well.

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Developed Producing (SPE-PRMS Definitions)

While not a requirement for disclosure under the SEC regulations, developed oil and gas reserves may be further sub-classified according to the guidance contained in the SPE-PRMS as Producing or Non-Producing.

Developed Producing Reserves

Developed Producing Reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate.

Improved recovery reserves are considered producing only after the improved recovery project is in operations.

Developed Non-Producing PDNP)

Developed Non-Producing reserves include shut-in and behind-pipe reserves.

Shut-In

Shut-in Reserves are expected to be recovered from:

(1)completion intervals which are open at the time of the estimate, but which have not started producing;

(2)wells which were shut-in for market conditions or pipeline connections; or

(3)wells not capable of production for mechanical reasons.

Behind-Pipe

Behind-pipe Reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future re-completion prior to start of production.

In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.

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UNDEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X 210.4-10(a)(31) defines undeveloped oil and gas reserves as follows:

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i)reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii)Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii)Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery techniques is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

See attached 11-02-2020 PDP Tables ((4 pages) See attached 11-02-2020 5 PUD Tables (4 pages)

Central Operating Monroe AL Smackover Nettle Leases Cert Sec RPT

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